UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Clene Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

G8959N130
(CUSIP Number)

Chidozie Ugwumba c/o SymBiosis Capital Management, LLC 609 SW 8th St., Suite 365 Bentonville, AR 72712 (201) 600-4377
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8959N130

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) Chidozie Ugwumba

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[ X ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,616,854

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,616,854

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,616,854

CUSIP No. G8959N130

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.42%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of the common stock, $.0001 par value per share (the “Common Stock”), of Clene Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 6550 South Millrock Drive, Suite G50, Salt Lake City, Utah 84121. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.  Identity and Background.

a.	Name This statement is being filed by Chidozie Ugwumba (the “Reporting Person”).

b.	Residence or Business Address The Reporting Person’s principal business address is c/o SymBiosis Capital Management, LLC 609 SW 8th St., Suite 365, Bentonville, AR 72712.

c.	Occupation The Reporting Person is Managing Partner of SymBiosis Capital Management, LLC with a business address of 609 SW 8th St., Suite 365, Bentonville, AR 72712.

d.	Convictions During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
Civil Judgments

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f.	Citizenship United States

Item 3.  Source or Amount of Funds or Other Consideration.

The shares are directly held by SymBiosis II, LLC, with the exception of 88,045 stock options granted to the reporting person in connection with his service on the Issuer's board of directors (all of which were previously reported on each applicable Form 4 and which are directly held by the reporting person). Previously, the beneficial owner of these shares (other than the 88,045 stock options) was Thomas Layton Walton, by virtue of his sole voting power and dispositive power through SymBiosis II, LLC (as previously disclosed on the Schedule 13G filed by Mr. Walton). Although SymBiosis II, LLC continues to hold these shares directly (other than the 88,045 stock options) and Thomas Layton Walton continues to hold his pecuniary interest in these shares (other than the 88,045 stock options), the reporting person now exercises sole voting power and dispositive power through SymBiosis II, LLC through a transition of that power to the reporting person (and not through a sale or other transfer of these shares).

CUSIP No. G8959N130

Item 4.  Purpose of Transaction.

All of the securities reported herein were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Chidozie Ugwumba, Managing Partner of Symbiosis Capital Management, LLC, serves on the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law.

Item 5.  Interest in Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

a.
State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2.

Calculations of the percentages of the Common Stock beneficially owned are based on the Issuers most recently available filing with the Commission.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Mr. Chidozie Ugwumba beneficially owns 4,616,854 shares of Common Stock of the Issuer.

b.
For each person named, indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Calculations of the percentages of the Common Stock beneficially owned are based on the Issuers most recently available filing with the Commission.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Chidozie Ugwumba beneficially owns 4,616,854 shares of Common Stock of the Issuer.

c.
Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D.

The Reporting Person has not effected any transaction in Common Stock of the Issuer in the past 60 days.

d.
If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included:

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

e.	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in the Items 3, 4, and 5 of this Schedule 13D is incorporated herein by reference.

Currently, Chidozie Ugwumba, Managing Partner of SymBiosis Capital Management, LLC serves on the board of directors of the Issuer.  Mr. Ugwumba, in his capacity as a director may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation policy, in effect from time to time.
rities of the issuer:

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. G8959N130
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2022

/s/ Chidozie Ugwumba
Chidozie Ugwumba